April 15, 2009

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson Ryan Houseal

Re:	Salary.com, Inc. Form 10-K for Fiscal Year Ended March 31, 2008 Filed June 13, 2008 Form 10-Q for Fiscal Quarter Ended December 31, 2008 Filed February 9, 2009 File No. 001-33312

Ladies and Gentlemen:

This letter is submitted by Salary.com, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Gregory Kent Plunkett dated March 31, 2009 with respect to (i) the Company’s Form 10-K for the fiscal year ended March 31, 2008 and (ii) the Company’s Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for Fiscal Year Ended March 31, 2008

Part II

Item 9A. Controls and Procedures

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

(a) Evaluation of Disclosure Controls and Procedures, page 67

1.	Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule, in addition to requiring that an issuer’s disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” also requires that an issuer’s disclosure controls and procedures be “designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

Response 1:

The Company confirms to the Staff that as of March 31, 2008, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (as amended, the “Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company further advises the Staff that, in future filings, it will comply with this requirement either by including the preceding disclosure or by referring to the definition contained in Rule 13a-15(e) to the extent that management determines that the Company’s disclosure controls and procedures were effective for the relevant period.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

(c) Changes in Internal Controls Over Financial Reporting, page 68

2.	We note your disclosure that there were no “significant” changes in your internal controls over financial reporting during the quarter ended March 31, 2008 that would materially affect, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting identified that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. This requirement is not restricted to “significant” changes. In your response letter, please confirm whether there were any changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting without qualification as to the significance of any such changes, and confirm you will revise your disclosures in future filings.

Response 2:

The Company confirms to the Staff that there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2008 that have materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company confirms to the Staff that it will revise its disclosures in future filings in response to the Staff’s comment.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed July 29, 2008)

Compensation Discussion and Analysis

Comparative Compensation Analysis, page 22

3.	We note that in determining the compensation of your named executive officers, you rely in part on the compensation practices of a peer group of companies. You should discuss the criteria you used to select these companies. You should also discuss the extent to which you considered the comparative performance of these peer companies, and, if you did consider the performance of these peer companies, how your performance compares to theirs.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Response 3:

The Company advises the Staff that, as disclosed in its Definitive Proxy Statement filed with the Securities and Exchange Commission on July 29, 2008, it includes in its peer group companies that have fiscal and business model similarities with the Company, as well as companies who compete in the performance management market. The companies named as part of the Company’s peer group in the Definitive Proxy Statement filed with the Securities and Exchange Commission on July 29, 2008 were selected in connection with the Company’s initial public offering, which was completed in February 2007. These peer companies consisted of publicly-traded on-demand software providers and software developers. The Company advises the Staff that in fiscal years after fiscal 2008, the Company used additional criteria in selecting its peer group (including market capitalization, revenue and number of full-time employees) and in future filings covering these subsequent periods, the Company will disclose these additional criteria.

In determining base salary for the 2008 fiscal year and appropriate bonus payouts in respect of the 2007 fiscal year, the Company’s Compensation Committee did not consider the performance of the companies in its peer group. The Compensation Committee did not consider performance of its peer group relative to the Company’s performance because the Company was a private company until February 2007 and the Compensation Committee believed that, since the Company was public for only approximately six weeks of fiscal 2007, it was inappropriate to consider the relative performance of its peers companies who were public for the entire fiscal year. The Compensation Committee did consider the compensation paid to executive officers by the Company’s peer group and, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 29, 2008, targeted the Company’s executive compensation at the median of these peer companies. The Compensation Committee also considered the factors discussed in the Company’s response to Comment No. 4 below.

The Company advises the Staff that, to the extent it considers the performance of its peer companies in setting compensation in future periods, it will disclose how the Company’s performance compares to that of its peer companies and the effect of such comparison on compensation decisions.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Base Salary, page 23

4.	We note your disclosure regarding base salary where you state that you may adjust your named executives’ base salary from time to time in accordance with certain criteria, including your financial performance. You should expand your disclosure to include discussion of the specific items of financial performance you take into account in making compensation decisions and setting compensation policy, and you should describe the particular considerations of the compensation committee in determining to raise salaries for the current fiscal year. See Item 402(b)(2)(v) of Regulation S-K.

Response 4:

The Company advises the Staff that, in determining the base salary payable in respect of fiscal 2008, the Compensation Committee considered the effects of the Company’s initial public offering, which was completed in February 2007, the two data acquisitions completed by the Company in fiscal 2007 and the Company’s invoicing and expenses for fiscal 2007. The Compensation Committee also considered the additional responsibilities that its executive officers would need to assume in connection with the Company’s transition to being a publicly-traded company, in particular for the Company’s President and Chief Executive Officer. The Company advises the Staff that in future filings, it will revise its disclosure to include a discussion of the specific items of financial performance that the Compensation Committee took into account in making compensation decisions and setting compensation policy.

The Company further advises the Staff that, generally, the base salary of each executive is determined by the Compensation Committee on an annual basis in the first quarter of each fiscal year but, as noted in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 29, 2008, the Compensation Committee may adjust base salary from time to time in accordance with certain criteria. These criteria are not predetermined, but instead give the Compensation Committee flexibility to adjust base salary up or down for extraordinary events, such as acquisitions, performance significantly above or below the Company’s projections and changes in an executive’s responsibilities. In the fiscal year ended March 31, 2008, no such adjustments were made to any executive’s base salary. The Company advises the Staff that if the Compensation Committee adjusts any executive’s base salary after the annual review of base salary, the Company will disclose in its Annual Report on Form 10-K (either directly or through incorporation by reference to its Definitive Proxy Statement for that year) the specific criteria considered by the Compensation Committee and the specific items of financial performance taken into account in making such adjustment.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Certain Relationships, page 36

5.	Exhibits 10.8, 10.8.1 and 10.8.2 contain agreements between your company, Mr. Gregory Kent Plunkett, your 5.53% shareholder, and Wianno Ventures, LLC. Please advise as to why you have not included descriptions of these agreements in your annual report on Form 10-K. See Item 404(a) of Regulation S-K.

Response 5:

The Company advises the Staff that the agreements filed as Exhibits 10.8, 10.8.1 and 10.8.2 to its Annual Report on Form 10-K for the fiscal year ended March 31, 2008 were terminated in September 2006. The Company does not believe that these agreements and the transactions associated therewith were required to be disclosed pursuant to Section 404(a) because they were terminated and completed prior April 1, 2007 (i.e., the beginning of the Company’s last fiscal year at the time the report was filed). The Company directs the Staff to its Registration Statement on Form S-1 for disclosure regarding these agreements and the transactions associated therewith.

The Company further advises the Staff that Amendment No. 1 to Agreement for Extension of Credit and Conversion of Existing Indebtedness, which was filed as Exhibit 10.8.1 to the Company’s Annual Report on Form 10-K, was entered into in April 2006. Although such agreement was entered into more than two years prior to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and therefore was not technically required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K, the Company elected to continue filing such agreement because it had been entered into within two years of the period covered by the report. The Company also elected to continue to file the underlying Agreement for Extension of Credit and Conversion of Existing Indebtedness and Assignment Agreement because they were integrally related to the Amendment No. 1 to Agreement for Extension of Credit and Conversion of Existing Indebtedness.

The Company advises the Staff that it does not intend to file these agreements as exhibits to or incorporate them by reference into its Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Procedures for Approval of Related Party Transactions, page 36

6.	We note your disclosure that your audit committee reviews and approves in advance any proposed related person transactions. Please include in this disclosure a description of the policies and procedures for the review, approval, or ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K. See Item 404(b)(1) of Regulation S-K, and in particular Item 404(b)(1)(ii).

Response 6:

The Company advises the Staff that its written policies and procedures for the review, approval or ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K are to have the Audit Committee of the Company’s Board of Directors review and approve in advance any such transactions.

The Company further advises the Staff that it has an unwritten policy of requiring that any potential transaction with a “related person” (within the meaning of Item 404(a) of Regulation S-K) be brought to the attention of the Company’s Chief Executive Officer and Chief Financial Officer and, to the extent such transaction involves compensation for employment or consulting services, to the Company’s Vice President of Human Resources. These officers consider the terms of the potential transaction and the relationship of the related person to the Company and, if they deem appropriate, recommend the transaction to the Audit Committee for approval. To the extent that the related person transaction involves compensation for employment or consulting services, the transaction is referred to the Compensation Committee for its recommendation prior to the Audit Committee’s consideration of the transaction. As disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 29, 2008, the approval of the Audit Committee is required for all transactions with related persons.

The Company further advises the Staff that it expects to propose to its Audit Committee that more detailed formal polices and procedures for the review, approval and ratification of any transaction required be reported pursuant to Item 404(a) of Regulation S-K be adopted, and that, in future filings, the Company will disclose the terms of any such policies and procedures. To the extent that a new formal policy is not adopted prior to the filing of the Company’s 2009 Proxy Statement, the Company advises the Staff that it will revise its disclosure to include both its formal policy requiring the Audit Committee’s review, approval or ratification of any transaction required to be reported pursuant to Item 404(a) of Regulation S-K and the unwritten procedures described above.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Part I. Financial Information

Item 1. Financial Statements

Consolidated Statements of Operations, page 4

7.	We note that you now sell perpetual software licenses for the payroll solutions acquired from Genesys Software Systems, Inc. To the extent that product revenue is material, please tell us how you considered Rules 5–03(1) and (2) of Regulation S-X.

Response 7:

The Company advises the Staff that product revenues recognized during the fiscal quarter ended December 31, 2008 were approximately one percent (1%) of total revenue and that the Company did not recognize any revenue from perpetual software licenses during that same period. In future filings, if product revenues (or any other class of revenue) are material, the Company will state separately the net sales related to the items and combine the related costs and expenses on the face of the statement of operations as required under Rule 5-03.1 and Rule 5-03.2 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

8.	It appears that your perpetual software license arrangements contain multiple elements. Please tell us how revenue is allocated to each element of the arrangement. Your response should discuss whether you determine VSOE for each element or for the undelivered elements only, as well as describe how VSOE is established. Please revise your disclosures in future filings to discuss your accounting for multiple element arrangements that include software.

Response 8:

As noted in the Company’s response to Comment No. 7 above, the Company did not recognize any revenue from perpetual software licenses during the three months ended December 31, 2008. The Company further advises the Staff that revenues from sales of perpetual licenses includes (1) the delivery of software, (2) implementation and consulting services and (3) post-customer support. The Company does not have objective and reliable evidence of the fair value of these deliverables and therefore it accounts for these transactions as one unit of accounting. Revenue on transactions accounted for as a single unit of accounting are generally recognized when (1) a non-cancelable license agreement has been signed by both parties, (2) the product has

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

been shipped, (3) no significant vendor obligations remain and (4) collection of the related receivable is considered probable.

In future filings the Company will incorporate the following into its disclosed revenue recognition policy, to the extent appropriate:

Sales of perpetual licenses involve the sale of software and consequently fall under the guidance of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), for revenue recognition. The Company licenses software under non-cancelable license agreements and provides services including maintenance, implementation consulting and training services. Since the Company does not have objective and reliable evidence for the fair value of the aforementioned deliverables, it does not separate the undelivered elements and thus accounts for them as a single unit of accounting. As a result, license revenues are generally recognized when (1) a non-cancelable license agreement has been signed by both parties, (2) the product has been shipped, (3) no significant vendor obligations remain and (4) collection of the related receivable is considered probable. To the extent any one of these four criteria is not satisfied, license revenue is deferred and not recognized in the consolidated statements of income until all such criteria are met. Revenue from the sales of post contract customer support services is recognized ratably over the contract period, generally one year, upon delivery of the license.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

9.	In your discussion of cash used in operating activities you indicate that there was a slight deterioration in accounts receivable collections during the quarter. Further, we note that on your third quarter earnings call management indicated there was increased pressure on renewals, including customers seeking more flexible payment terms. Please tell us more about these flexible payment terms and tell us whether a change in existing payment terms has been granted or is expected. Additionally, please tell us how you considered disclosing this as a known trend or uncertainty with respect to the timing of cash collections pursuant to Section III.B.3 of SEC Release 33-8350.

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

Response 9:

The Company advises the Staff that, for customer contracts involving subscription revenue, which represents the majority of the Company’s revenue, the Company generally invoices on an annual basis. The Company’s standard payment terms for all of its sales is typically net zero to thirty days.

In recent months, some existing and prospective customers have requested that invoices be issued on a quarterly basis or other basis and requested extended payment terms of net forty-five days to net sixty days. The Company has, in some instances, agreed to non-annual invoicing of certain customers and/or extended payment terms, up to net sixty days. The Company expects to continue to evaluate the terms of each customer contract on a case by case basis but expects that the large majority of its customers will remain subject to the Company’s standard payment terms. The Company advises the Staff that it will revise its disclosure regarding customer payment terms if a material number of customer contracts are on terms different from the Company’s standard contract terms. The Company further advises the Staff that, if customer payment terms differ from the Company’s standard payment terms, the Company considers the impact of changing such terms on its ability to recognize revenue from the affected contracts.

The Company also advises the Staff that it considered the requests made by customers, and the expected number of future requests, for flexible payment terms and the effect of such requests on the Company’s liquidity and capital resources. Based on the above, the Company concluded that (1) requests by its customers to change the Company’s payment terms in the fiscal quarter ended December 31, 2008 was an occurrence and not a trend that the Company expected to continue into future quarters and (2) that the slight deterioration in collectability is not reasonably likely to have a material impact on the Company’s liquidity, capital resources or results of operations. As a result, based on the Staff’s guidance in Section III.B.3 of SEC Release 33-8350, the Company does not believe that these matters constituted a material trend or uncertainty as of December 31, 2008. The Company advises the Staff that it will continue to monitor the collectability of its accounts receivable and any changes in customer payment terms. The Company further advises the Staff that if these matters become trends or uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s liquidity, capital resources or results of operations, the Company will disclose these matters as a known trend or uncertainty in its future filings.

******

Division of Corporation Finance

Securities and Exchange Commission

April 15, 2009

As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-464-7889.

Sincerely,

/s/ Bryce Chicoyne

Bryce Chicoyne

Chief Financial Officer

Salary.com, Inc.

cc:	G. Kent Plunkett, Chief Executive Officer, Salary.com, Inc. Robert E. Puopolo, Goodwin Procter LLP